April 29, 2019

David Edwards
Chief Financial Officer
Roan Resources, Inc.
14701 Hertz Quail Springs Pkwy
Oklahoma City, OK 73134

       Re: Roan Resources, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 18, 2019
           File No. 333-227953

Dear Mr. Edwards:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2019 letter.

Form S-1/A filed April 18, 2019

Executive Compensation
Elements of Compensation
Annual Bonuses, page 108

1. We note your new disclosure on page 108 describing annual bonuses awarded "in light of our operating performance during the 2018 Fiscal Year." Please revise to discuss generally the aspects of your fiscal 2018 operating performance that were considered in awarding these bonuses. Refer to Item 402(b)(2)(v) and Instruction 2 to
Item 402(b) of
       Regulation S-K.
 David Edwards
FirstName LastNameDavid Edwards
Roan Resources, Inc.
Comapany NameRoan Resources, Inc.
April 29, 2019
Page 29,
April 2 2019 Page 2
FirstName LastName
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Jenifer Gallagher, Staff Accountant, at (202)
551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Parhaum J.
Hamidi, Attorney-Adviser at (202) 551-3421 or Lauren P. Nguyen, Legal Branch Chief, at (202)
551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Natural
Resources